May 13, 2024

VIA EDGAR

Inessa Kessman, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Calix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K/A filed February 23, 2024
File No. 001-34674

Dear Inessa Kessman and Robert Littlepage:

This letter is submitted on behalf of Calix, Inc. (“Calix” or “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated May 3, 2024 in connection with the above-referenced filings.

For convenience, we have set forth in bold the text of the Staff’s comments below followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.     We note you mention small, medium, and large size customers and average-revenue-per-user, but do not quantify this statistical data. In future filings, please quantify statistical data, for all periods presented, that will enhance a reader’s understanding of the financial conditions and results of operations. We refer to guidance in Item 303 of Regulation S-K. Provide us with your proposed future disclosure.

Division of Corporation Finance
Office of Technology
May 13, 2024

Response:

The Company acknowledges the Staff’s comment regarding quantifying statistical data and respectfully advises the Staff that, in future filings, we will include revenue data in our revenue discussion for our three customer categories based on the number of subscribers they serve. In addition, the Company respectfully advises the Staff that average-revenue-per-user, or ARPU, is a statistical measure that is used by our customers, but it is not a statistical measure that we use internally to measure revenue or any other financial statement items. The reference to high ARPU markets is used to describe potential markets where we may expand our business, because our potential BSP customers in these markets would be more likely to use our platform offerings to sell managed services to their subscribers; thereby increasing their ARPU.

Below is an illustrative example of the disclosure the Company would have included in the Revenue section in its Form 10-K for the fiscal year ended December 31, 2023. Future filings will include a similar disclosure as applicable, beginning with the Form 10-Q for the quarterly period ending June 29, 2024.

Revenue

The following table sets forth our revenue by customer size (dollars in thousands):

Our revenue increased by $171.8 million, or 20%, during 2023 compared with 2022. The increase in revenue from large customers was primarily due to strength in shipments to one of our large customers. The increase in revenue from medium customers was primarily due to continued shipments throughout 2023 from a new BSP customer that we added in the third quarter of 2022. The increase in revenue from small customers was as a result of these customers adding subscribers and expanding with our platform and managed services to simplify their operations, excite their subscribers with better experiences and grow their value to the communities they serve.

Critical Accounting Policies and Estimates, page 28

2.     Please disclose in your critical accounting policies and estimates disclosure the actual judgements and assumptions used by management. For example, when you

Division of Corporation Finance
Office of Technology
May 13, 2024

have multiple performance obligations you should describe how stand alone selling price was determined for each performance obligation. For inventory impairment, you should provide more detail and disclose the specific assumptions used when testing inventory for impairment in fiscal year 2022 and 2023. Provide us with your proposed future disclosure.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in future filings, it will revise the Critical Accounting Policies and Estimates section to include additional disclosures regarding the judgements and assumptions that underlie the Company’s critical accounting estimates. Below is an illustrative example of the proposed disclosure the Company plans to include in the Critical Accounting Policies and Estimates section in its Form 10-Q for the quarterly period ending June 29, 2024 and in its future periodic filings, if applicable, with necessary updates to reflect any subsequent changes of facts.

Revenue Recognition
Revenue is recognized when a performance obligation is satisfied, which occurs when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Revenue from sales of access and premises systems is recognized when control is transferred to the customer, which is generally when the products are shipped. Revenue from software platform licenses, which provides the customer with a right to use the software as it exists, is generally recognized upfront when the license is made available to the customer. Revenue from cloud-based software subscriptions, customer support, maintenance, extended warranty subscriptions and managed services is generally recognized ratably over the contract term. Revenue from professional services and training is recognized as the services are delivered.
A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Our hardware products contain both software and non-software components that function together to deliver the products’ essential functionality and therefore constitutes a single performance obligation as the promise to transfer the individual software and non-software components is not separately identifiable and, therefore, not distinct. Cloud-based software subscriptions can include multi-year agreements with a fixed annual fee for a minimum committed usage level. To the extent that minimum committed usage level each year varies, we have concluded that each year represents a distinct stand-ready performance obligation and the transaction price allocated to each performance obligation is recognized as revenue ratably over each annual period.
Our contracts generally include multiple performance obligations. For such arrangements, we allocate the contract’s transaction price to each performance obligation using the relative stand-

Division of Corporation Finance
Office of Technology
May 13, 2024

alone selling price of each distinct good or service in the contract. Observable prices of a product or service when we sell them separately based on stratification by classes of customers and products are the best estimate of stand-alone selling prices. However, when stand-alone selling prices are not directly observable, they are estimated, and judgment is required in their determination. In these instances, we determine stand-alone selling prices using all other available information, which may include pricing practices relative to geographies, market conditions, competitive landscape, characteristics of targeted customers for hardware products, internal costs and gross margin objectives for services and internal costs and value assessments for subscriptions.

Inventory Valuation and Supplier Purchase Commitments

Inventory, which primarily consists of finished goods purchased from CMs or ODMs, is stated at the lower of cost (determined by the first-in, first-out method) and net realizable value. Inbound shipping costs and tariffs are included in the cost of inventory. In addition, from time to time, we procure component inventory primarily as a result of manufacturing discontinuation of critical components by suppliers. Furthermore, as a result of the global pandemic-induced supply chain challenges, we have purchased, and may continue to purchase, excess components from our suppliers and consign components back to our suppliers to be consumed on future finished good builds.

We regularly monitor inventory on-hand and record write-downs for excess and obsolete inventory. These write-downs are based on our assumptions of demand for our products and requires significant judgement of relevant factors including a comparison of the quantity and cost of inventory on hand to our estimated forecast of customer demand, current levels of orders and backlog, market conditions, potential obsolescence of technology, product life cycles and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds our estimated selling price. Factors that could influence management’s assumptions and judgements include changes in economic conditions, competitive dynamics, winning or losing a key customer, changes in our customers’ capital expenditures, government investment programs, technology changes, new product introductions and supply-chain lead times.

We also evaluate our supplier purchase commitments, which remain elevated due to extended lead-times created by pandemic-induced supply-chain challenges, and record a liability for excess and obsolete components consistent with the valuation of our excess and obsolete inventory and future production requirements. For example, during the fourth quarter of 2023, we wrote down excess and obsolete inventory and accrued a liability for components at suppliers primarily related to a pivot in customer demand to our newer all-platform model from our older legacy product family.

Division of Corporation Finance
Office of Technology
May 13, 2024

Actual demand may differ from forecasted demand and may have a material effect on gross profit. If inventory is written down, a new cost basis is established that cannot be increased in future periods. The sale of previously reserved inventory has not had a material impact on our gross margin.

Results of Operations for Years Ended December 31, 2023 and 2022, page 29

3.     We note your disclosure that your revenue increased by $171.8 million, or 20%, during 2023 compared with 2022. You disclose that “the increase in revenue was primarily due to strength in shipments to one of our large customers, continued shipments throughout 2023 from a new medium-sized BSP customer that we added in the third quarter of 2022 and higher revenue from our growing base of small and medium BSP customers.” When more than one factor is responsible for the change in an income statement line item, quantify each of the contributing factors, including any offsetting amounts. Please ensure this change is made throughout your MD&A including in your discussion of gross profit and gross margin. Provide us with your proposed future disclosure.

Response:

The Company acknowledges the Staff's comment and respectfully advises the Staff that the Company will expand its disclosures in the MD&A to quantify the impact of any two or more factors contributing to material changes in financial statement line items. Below is an illustrative example of the proposed disclosure that the Company would have included in the MD&A section in its Form 10-K for the fiscal year ended December 31, 2023. Future filings will include a similar disclosure as applicable, beginning with the Form 10-Q for the quarterly period ending June 29, 2024.
Revenue

The following table sets forth our revenue (dollars in thousands):
Our revenue increased by $171.8 million, or 20%, during 2023 compared with 2022. The increase in revenue from large customers was primarily due to strength in shipments to one of our large customers. The increase in revenue from medium customers was primarily due to

Division of Corporation Finance
Office of Technology
May 13, 2024

continued shipments throughout 2023 from a new BSP customer that we added in the third quarter of 2022. The increase in revenue from small customers was as a result of these customers adding subscribers and expanding with our platform and managed services to simplify their operations, excite their subscribers with better experiences and grow their value to the communities they serve.

Gross Profit and Gross Margin

Gross profit increased by $82.9 million to $518.3 million during 2023 from $435.4 million during 2022. Gross margin decreased to 49.9% during 2023 from 50.2% during 2022. The decrease in gross margin of 30 basis points, compared to the corresponding period in 2022, was mainly due to charges of $28.7 million recorded in the fourth quarter of 2023 as we wrote down obsolete inventory and accrued a liability for components at suppliers primarily associated with our legacy product family that existed before our shift to an all-platform model. During 2023, customers moved to our platform model at a faster rate than originally anticipated, leaving us with excess finished goods and related components at suppliers. This decrease was partially offset by increased contributions from our platform and managed services of $#.# million, a shift in product mix of $#.# million and the sell through of a lower amount of higher priced components acquired in the secondary market due to supply-chain disruptions of $#.# million.

Form 8-K/A filed February 23, 2024
Exhibit 99.1
Use of Non-GAAP Financial Information, page 13

4.     We note you exclude inventory and component liability charges that occurred during the year ended December 31, 2023 from non-GAAP financial measures. Given the nature of your business, which appears to include customer orders for products and services, it is not clear to us how you determined this non-GAAP adjustment is appropriate and consistent with the requirements of Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Although this inventory-write off may be unusual due to its size, based on the nature of this adjustment and your business, it appears to us that risks related to inventory and significant customers are normal operating expenses that arise in the ordinary course of your business. Please advise or revise in future filings. Provide us with your proposed future disclosure.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered the guidance in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP financial measures (the “Non-GAAP C&DIs”). As appropriate, and through the ordinary course of our business, we record write-

Division of Corporation Finance
Office of Technology
May 13, 2024

downs for excess and obsolete inventory and record liabilities for excess and obsolete components. As a general matter, we do not include adjustments for routine inventory write-offs and component liability charges in our non-GAAP financial measures, nor do we plan to do so in the future. However, the inventory write-off and component liability charges that we incurred during the year ended December 31, 2023 were non-routine and not recurring in nature, for the reasons described below.

In 2018, the Company began discussing its transformation from a legacy wireline access systems company to a communication cloud and software platform, systems and services business. As the Company made progress on this transformation, it provided data points and evidence to investors. For example, in the fourth quarter of 2022, the Company noted to investors that the legacy business represented less than ten percent of bookings. In the fourth quarter of 2023, with the accelerated move by our customers to the new platforms over the course of 2023, the Company made the decision to write off $28.7 million of inventory and accrued liabilities related to excess components at suppliers was primarily related to this legacy set of products. This decision effectively wound down the legacy products, allowing the Company to fully focus on its platform model. This transformation to the all platform model was major milestone in the Company’s history and is not expected to recur in the foreseeable future. Accordingly, we determined this write-off was not a normal operating expense that is recurring in nature and was not indicative of our ongoing performance. We therefore determined it was appropriate to exclude this item from our non-GAAP financial measures.

5.     Tell us why you believe litigation settlement is an appropriate non-GAAP adjustment. Refer to your basis in accounting literature.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes the litigation settlement is an appropriate non-GAAP adjustment under the accounting literature, including SEC Final Rule “Conditions for Use of Non-GAAP Financial Measures” (Release 33-8176) and the Non-GAAP C&DIs. This settlement is distinct from recurring expenses incurred in the ordinary course of the Company’s business operations because the amount of the settlement is significant and non-recurring. We therefore determined it was appropriate to exclude this item from our non-GAAP financial measures.

Item 10(e)(1)(ii)(B) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. The litigation settlement is separate and distinct from legal matters that are recurring or reasonably likely to recur within two years in the course of the Company’s business operations, consistent with Item 10(e) and C&DIs 100.01, 100.03 and 102.03. In contrast, the Company does occasionally have intellectual property disputes, and

Division of Corporation Finance
Office of Technology
May 13, 2024

does not adjust any of its non-GAAP financial measures for expenses related to routine settlements in these matters.

The Company did not adjust any of the ordinary course, recurring legal expenses related to the legal matter giving rise to the litigation settlement that was the subject of the non-GAAP adjustment referenced in the Staff’s comment because those expenses continued and were expected to continue over time. The related litigation that resulted in the settlement was not routine in its nature, and the magnitude of the litigation settlement was unexpected and discrete and not expected to recur.

For these reasons, the Company does not consider the expenses incurred in connection with the litigation settlement as normal, recurring, cash operating expenses and, therefore, believes that excluding this item from our non-GAAP financial measures is meaningful and appropriate in evaluating the Company’s operations and not misleading to investors.

*****

Please do not hesitate to contact me at (408) 474-0052 if you have any questions or require further information.

Best regards,

/s/ Cory Sindelar
Cory Sindelar
Chief Financial Officer
Calix, Inc.

cc:

Michael Weening, President & CEO
Doug McNitt, General Counsel
(Calix, Inc.)

Kathleen Wells, Esq.
(Latham & Watkins LLP)

Richard Imrisek
Manoj Ramachandran
(KPMG LLP)